Exhibit 99.2

VISIONARY HOLDINGS INC.

(“PREVIOUSLY KNOWN AS “VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP, INC.”)

MANAGEMENT’S DISCUSSION OF UNAUDITED FINANCIAL STATEMENTS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated interim financial statements included with this report, as well as our audited consolidated financial statements as of, and for the years ended, March 31, 2023 and 2022, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on August 15, 2023. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that we believe may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2022 Form 20-F under the section titled “Risk Factors” and in other parts of the 2022 Form 20-F. In this management’s discussion, we refer to Visionary Holdings Inc. (“Previously known as “Visionary Education Technology Holdings Group, Inc.”) as “we,” “us,” “our,” the “Company” or “GV.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Overview

We are an education, artificial intelligence, and technology services organization based in Canada, providing high-quality educational resources to students worldwide. Leveraging artificial intelligence and technology, our goal is to enhance our educational services, fostering opportunities for middle school, undergraduate, graduate, and vocational education in Canada through technological innovation. We aim to enable more individuals to learn, grow, and succeed, unlocking their full potential.

Utilizing our proprietary technology, we offer tailored teaching methods to nurture talented students to meet challenges they may encounter in their careers. We believe we have assembled an outstanding faculty team and experienced management team in North America, providing these resources to our students to help them achieve their career goals.

We offer educational programs for middle school students, college students, undergraduates, and those pursuing advanced degrees, along with support services such as accommodation and career guidance. As a comprehensive provider of Canadian educational curricula and services, we have been serving both Canadian and international students, and we will continue to do so.

Our current business is divided into three main categories: education, life sciences, and artificial intelligence, with each segment complementing and driving the others. We operate education services, supporting students enrolled in degree-oriented education and vocational courses. These supports include study visas and immigration visa services, student accommodations, job placements, and funding.

1

Results of Operations

For the Six Months Ended September 30, 2023 and 2022

The following table summarizes the results of our operations during the six months ended September 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing the period ended September 30, 2023 against the period ended September 30,2023.

	For the Six Months Ended September 30,
	2023		2022
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$4,954,318	100.0%	$1,864,490	100.0%	$3,089,828	165.7%
Cost of revenues	3,262,519	65.9%	831,167	44.6%	2,431,352	292.5%
Gross profit	1,691,799	34.1%	1,033,323	55.4%	658,476	63.7%
Operating expenses
General and administrative expenses	734,905	14.8%	661,418	35.5%	73,487	11.1%
Professional fees	2,422,314	48.9%	310,603	16.7%	2,111,711	679.9%
Salaries and compensations	445,289	9.0%	807,334	43.3%	(362,045)	(44.8)%
Total operating expenses	3,602,508	72.7%	1,779,355	95.4%	1,823,153	102.5%
(Loss) income from operations	(1,910,709)	(38.6)%	(746,032)	(40.)%	(1,164,677)	156.1%
Other income (expenses)
Interest expense, net	(2,822,917)	(57.0)%	(506,036)	(27.1)%	(2,316,881)	457.8%
Accretion interest	(285,625)	(5.8)%	–	–	(285,625)	n/a
Gain on disposal of properties	8,741,559	176.4%	–	–	8,741,559	n/a
Government subsidies	–	–	84,258	4.5%	(84,258)	(100.0)%
Gain (loss) on derivative liabilities	1,248,473	25.2%	(1,536,419)	(82.4)%	2,784,892	(181.3)%
Other income	71,831	1.4%	28,155	1.5%	43,676	155.1%
Total other income (expenses)	6,953,321	140.3%	(1,930,042)	(103.5)%	8,883,363	(460.3)%
Income (loss) before income taxes	5,042,612	101.8%	(2,676,074)	(143.5)%	7,718,686	(288.4)%
Provision for income taxes	(1,092,507)	(22.1)%	(99,169)	(5.3)%	(993,338)	1,001.7%
Net (loss) income	$3,950,105	79.7%	$(2,775,243)	(148.8)%	$6,725,348	(242.3)%

Revenues.  Revenues increased by $3.1 million, or 165.7%, to approximately $5.0 million for the six months ended September 30, 2023 from approximately $1.9 million for the same period last year. The increase in revenue was mainly a result from increased revenues from rental business, partly offset by decreased revenue from education business during the six months ended September 30, 2023.

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Revenue by Type

	For the Six Months Ended September 30,
	2023		2022
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance $	Variance %

Rent revenue	$4,473,767	90.3%	$1,339,546	71.8%	$3,134,221	234.0%
Tuition revenue	480,551	9.7%	524,944	28.2%	(44,393)	(8.5)%
Total	$4,954,318	100.0%	$1,864,490	100.0%	$3,089,828	165.7%

Rent revenue

Revenue from rent business increased by $3.1 million, or 234.0%, to $4.5million for the six months ended September 30, 2023 from $1.3 million for the same period last year. The increase in revenue was mainly due to the rent revenue generated from two office buildings located at 95-105 Moatfield Drive, Toronto which were acquired on September 23, 2022. During the six months ended September 30, 2023, the two new office buildings generated rent income of $3.6 million. Our facility located at 41 Metropolitan Road, Toronto, Ontario was disposed on June 22, 2023 and the rent revenue also decreased due to the disposal.

Tuition revenue

Revenue from tuition income decreased by $44,393, or 8.5%, to $480,551 for the six months ended September 30, 2023 from $524,944 for the same period last year. The decrease in revenue was mainly due to less student enrollment at our high schools and private colleges during the six months ended September 30, 2023. The lower enrollment was attributable to restriction on visa to international students and immigration policies post pandemic, high cost on student loans and the relocation of MTM Animation campus to office building at 95 Moatfield Drive. The student enrollment reduced to 133 for the period ended September 30, 2023, from 165 for the same period last year.

Gross profit.

Our gross profit increased by $658,476, or 63.7%, to $1.7 million for the six months ended September 30, 2023, from $1.0 million for the same period last year. Gross profit margin was 34.1% for the six months ended September 30, 2023, as compared with 55.4% for the same period last year. The decrease of gross profit margin was primarily attributable to the decreased gross profit margin from our education segment and rental business.

Our cost and gross profit by revenue types are as follows:

	For the six months ended September 30, 2023			For the six months ended September 30, 2022
Category	Cost of revenue	Gross profit	Gross profit as a % of Total Revenues	Cost of revenue	Gross profit	Gross profit as a % of Total Revenues	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit as a % of Total Revenues

Rent	$3,065,775	1,407,992	31.5%	$675,438	$664,108	49.6%	$2,390,337	$743,884	(18.1)%
Tuition	196,744	283,807	59.1%	155,729	369,215	70.3%	41,015	(85,408)	(11.2)%
Total	$3,262,519	1,691,799	34.1%	$831,167	$1,033,323	55.4%	$2,431,352	$658,476	(21.3)%

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Cost of revenue for our rental business increased by $2.4 million to $3.1 million for the six months ended September 30, 2023 from $0.7 million for the same period last year. Gross profit from rental business also increased $0.7 million as compared to the same period last year. The increase of gross profit was mainly due to the fact that we had two more office buildings located at 95-105 Moatfield Drive, Toronto from September 23, 2022. The gross profit margin of our rental business significantly decreased from 49.6% to 31.5%, which was caused by higher property management costs at two new office buildings.

Cost of revenue for our education segment increased by $41,015 to $196,744 for the six months ended September 30, 2023 from $155,729 for the same period last year. Gross profit from our education business also decreased $85,408 as compared to the same period last year. Accordingly, our gross profit margin decreased from 70.3% to 59.1% which was mainly due to lower profit margin resulting from lower student enrollment on the animation courses provided by MTM Animation. Also, our profit margin on in-person courses is lower than online courses at Toronto Eschool, and no online courses are offered by Toronto Eschool starting from year 2023.

General and administrative expenses

Our general and administrative expenses primarily include office expenses, rent, travel expenses, commission expense, property tax, utilities, insurance expenses, interest penalties and depreciation and amortization expenses. General and administrative expenses increased by $73,487, or 11.1%, to $734,905 for the six months ended September 30, 2023, from $661,418 for the same period last year. The increase was mainly due to a lease early termination fee of $94,000 with the original landlord for MTM Animation, and MTM Animation moved to 95 Moatfield facility from July 2023.

Professional fees

Our professional fees increased by $2,111,711, or 679.9%, to $2,422,314 for the six months ended September 30, 2023, from $310,603 for the same period last year. The increase was mainly due to the consulting fee of $1.9 million paid to various vendors by our restricted common shares and the increased NASDQ annual listing fee and public relation expenses as we became a public company on May 19, 2022 through initial public offering (“IPO”).

Salaries and compensations

Our salaries and compensations decreased by $362,045, or 44.8%, to $445,289 for the six months ended September 30, 2023, from $807,334 for the same period last year. The significant decrease in salaries and compensation can be primarily attributed to the reduction of administrative employees, particular within the management of rental properties and within MTM Animation management team. This strategic measure was implemented to streamline operations and lower operating costs.

Interest expense, net

Our interest expense increased by $2,316,881, or 457.8%, to $2,822,917 for the six months ended September 30, 2022, from $506,036   for the same period last year. The significant increase was mainly due to a higher outstanding loan balances during the period. From September 23, 2023, we obtained a mortgage balance of $43.8 million ($60 million CAD) with a floating interest of prim +1% as the result of acquiring office buildings at 95-105 Moatfield. We also obtained a net proceed of $1,350,000 by issuing a senior secured convertible note on September 19, 2022. The convertible note has a principal amount of $1.5 million and bears interest at the greater of the sum of the prime rate plus four and a half percent (4.5%) per annum and nine percent (9%) per annum. The note was converted into common shares in June 2023. In addition, two new 2nd mortgage with principal balance of $6.7 million and increased mortgage interest rate in the period resulted in higher interest expenses.

4

Gain Loss on derivative liabilities and warrants expense

On September 19, 2022, the Company entered into an Amended and Restated Securities Purchase Agreement (the “SPA”) with an accredited investor (the “Purchaser”), to issue and sell to the Purchaser a senior secured convertible note of the Company in the principal amount of $1.5 million (the “Note”), and a Series A Warrant and a Series B Warrant to purchase additional common shares of the Company (the Series A Warrant and the Series B Warrant are collectively referred to as the “Warrants”). The Note issued on September 19, 2022 is convertible, in whole and in part, from time to time at the option of the Purchaser commencing March 19, 2023 into the Company’s common shares at a conversion price equal to the lower of $4.00, and the greater of $0.22 floor price (or such floor price then in effect) (the “Floor Price”) and 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice.

We recorded $893,878 debt component and $443,208 embedded derivatives at the inception date on September 19, 2022. For the six months ended September 30, 2022, we recognized loss of $0.2 million on change in fair value of a convertible note with a debt component and the embedded derivative components issued on September 19, 2022. The note was fully converted into the common shares from June to August 2023. For the six months ended September 30, 2023, we recorded a gain of 0.4 million due to the conversion.

We recognized day 1 loss of $1,565,570 due to fair value assessment on warrants A and B on September 19, 2022. On May 15, 2023, warrants B was exchanged for 1 million common shares. A gain of $880,810 was recorded due to fair value assessment on warrants A and the cancellation of warrants B for the six months ended September 30, 2023.

Government subsidies

During the six months ended September 30, 2023, we received $nil from Canada Emergency Wage Subsidy program. During the six months ended September 30, 2022, we received $84,258 from Canada Emergency Wage Subsidy program.

Income (loss) before income taxes

Our income before income taxes was approximately $5.0 million for the six months ended September 30, 2023, an increase of approximately $7.7 million from loss of approximately $2.7 million for the same period last year. The increase was primarily attributable to the disposal of the office building at 41 Metropolitan on June 22, 2023 which generating gain of approximately $8.7 million, and the gain of approximately $1.2 million on valuation due to conversion of convertible debenture and cancellation of warrant B in the period from May to August 2023. During the period ended September 30, 2022, a loss of $1.5 million was generated due to issuing the convertible note and warrants on September 19, 2022.

Provision for income taxes

Our provision for income taxes was $1,092,507 and $99,169 for the six months ended September 30, 2023 and 2022, respectively.

Net income (loss)

Our income was approximately $4.0 million for the six months ended September 30, 2023, an increase of approximately $6.7 million from loss of approximately $2.8 million for the same period last year. The increase was primarily attributable to sale of property, valuation gain on conversion of convertible notes and cancellation of warrant B during the period ended September 30, 2023, as well as the loss of $1.5 million as of the result of issuing the convertible note on September 19, 2022.

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Cash Flows

For the Six Months Ended September 30, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended September 30,
	2023	2022
Net cash used in operating activities	$(1,772,650)	$(390,479)
Net cash provided by (used in) investing activities	11,562,346	(65,956,286)
Net cash (used in) provided by financing activities	(9,734,711)	66,412,182
Effect of exchange rate change on cash	(273,976)	(14,409)
Net increase (decrease) in cash	(218,991)	51,008
Cash and restricted cash, beginning of period	1,291,881	809,689
Cash and restricted cash, end of period	$1,072,890	$860,697

Operating Activities

Net cash used by operating activities was approximately $1.8 million for the six months ended September 30, 2023, compared to cash used by operating activities of approximately $0.4 million for the same period last year. The decrease in net cash operating activities was primarily attributable to the following factors:

•	The accrued liabilities increased by approximately $0.4 million for the six months ended September 30, 2023, as compared to an increase of approximately $1.3 million for the same period last year. The increase was mainly due to high legal and professional expenses as a public listing company and higher outstanding liabilities.

•	Other tax payable increased by approximately $0.1 million for the six months ended September 30, 2023, as compared to a decrease of approximately $0.8 million for the same period last year. The decrease in the same period last year was mainly due to we paid the outstanding balance of HST to the Canada Revenue Agency.

Investing Activities

Net cash provided in investing activities was approximately $11.6 million for the six months ended September 30, 2023, compared to the net cash used by investing activities of $66.0 million for the same period last year. The increase in net cash provided in investing activities was primarily attributable the disposal of an office building at 41 Metropolitan in June 2023 for a consideration of $13.6 million and the advances of $2.0 million on our new Chinese subsidiaries as the initial operating funds. Net cash of $66.0 million used in investing activities was primarily attributable to the purchase of two office buildings located on 95-105 Moatfield Drive, Toronto.

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Financing Activities

Net cash used in financing activities was approximately $9.7 million for the six months ended September 30, 2023, compared to the net cash provided by financing activities of $66.4 million for the same period last year. The decrease of net cash used in financing activities was primarily attributable to:

-	On June 22, 2023, we disposed an office building at 41 Metropolitan and paid back its outstanding mortgage balance of $5.6 million on the closing date.

-	We paid back our convertible notes in the principal amount of $1.5 million with interest accrual by issuance of 6,749,650 common shares in the value of $1,658,637 at the conversion price defined on the agreement from the inception.

-	During the six-month ended September 30, 2023, our controlling shareholder Ms. Fan Zhou withdraw approximately $3.9 million from her advance account and reduce her advance to the Company from $4.2 million to $7,577 as of September 30, 2023.

Recent Updates

Disposition of properties

In July 2023, the Company entered purchase agreements with two unrelated parties to sell its properties located at 200 and 260 Town Centre, Markham (the “Town Centre Buildings”). The Town Centre Buildings were acquired by the Company in April 2021 under its subsidiaries Animation Group and NeoCanaan Investment respectively, and carried mortgage in the aggregate amount of $11.2 million (C$15.2 million) and a private mortgage of $3.0 million (C$4 million). The deals still are under negotiation and are estimated to be closed by June 30, 2024.

Establishing a new subsidiary

On July 21, 2023, the Company established Shanghai Visionary Wanyi Commercial Group Co. Ltd (“Shanghai Visionary”), a wholly-owned subsidiary of the Company, in Shanghai, China. Shanghai Visionary will explore the business opportunities related to education, life sciences, and artificial intelligence in China.

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